UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
P.E. 12-15-02

03016554

February 25, 2003

Mary F. Morse, Trustee
Mary F. Morse Family Trust
212 Highland Avenue
Moorestown, NJ 08057-2717

Act 1934
Section
Rule 14A-8
Public
Availability 2/25/2003

Re: The Coca-Cola Company
Reconsideration request dated December 15, 2002

Dear Ms. Morse:

This is in response to your letter dated December 15, 2002 concerning a shareholder proposal submitted to Coca-Cola by the Mary F. Morse Family Trust. On January 2, 2003, we issued our response expressing our informal view that Coca-Cola could exclude the proposal from its proxy materials for its upcoming annual meeting. We received your letter on January 7, 2003, and are addressing it as a request to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: Parth S. Munshi
Finance Counsel
The Coca-Cola Company
P.O. Drawer 1734
Atlanta, GA 30301

RECEIVED

2003 JAN -7 PM 12:05

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Mary F. Morse Family Trust
212 Highland Avenue
Moorestown, NJ 08057-2717

Ph: 856 235 1711
December 15, 2002

Securities & Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
Mail Stop 4-2
450 Fifth St. N.W.
Washington, DC 20549

Re: CocaCola letter of December 4, 2002
Rec'd December 9, 2002

Ladies and Gentlemen:

I am responding to the matter in the order it was presented to the SEC.

The first impression is that Mr. Munshi is burdening the Commission with too much paperwork presentation. There are two sets of 6 page copies of Rules of 1934, as amended, two copies of letters the SEC sent to Merck, Inc. And AT&T Corp., [later rescinded] permitting publication of similar proposals. and two identical copies of my proposal, all not recognizing that we have a National Paperwork Reduction Act, passed in 1995; first page only enclosed as EXHIBIT ,copy of total of 26 pages available on the Internet.

There are copies of correspondence to myself requesting statement that stock will be held beyond the annual meeting, and the compliance thereto, having no bearing on present issues. The remaining bulk of correspondence concerns 2001 decisions, which are history and NOT a requisite in decision making on the present proposal.

The correspondence copy from Morris, Nichols, Arsht & Tunnell of Delaware dated December 13, 2001, explaining and proving that a Shareowner is being denied a right to vote "Against". [Single page limitation insert] My ["if applicable"] nullifies "substantially implemented", on Page 2, lines 1,2, an unexplained action.

The correspondence copy of December 14, 2001, from Hogan and Hartson, LLP Washington, DC. [11 pages] [two copies received] that explains the plurality system of voting under a Delaware Law [or Rule] which verifies my claim that stockholders are being deprived of their Constitutional "Right of Dissent". The "explanation that Shareowners "would be misled" if voting "Against", and for that reason disallowed, is itself "false and Misleading", not any of my statements. The fact that a company would be violating State. Federal, and Corporate Rules does not make my statements false, inasmuch as "Laws or Rules" they are denying personal rights.

1 Copy @ to CocaCola & Rep.
6 Copies to the SEC

Sincerely,
Mary F. Morse, Trustee

This material typed and mailed
by my husband, Robert, as Secretary, I do not type. Mary F. Morse tre

EXHIBIT

THE PAPERWORK REDUCTION ACT

The following is a copy of the Paperwork Reduction Act of 1995.

FILE s244.enr

S.244--

S.244

One Hundred Fourth Congress of the United States of America

AT THE FIRST SESSION

Begun and held at the City of Washington on Wednesday, the fourth day of January, one thousand nine hundred and ninety-five An Act To further the goals of the Paperwork Reduction Act to have Federal agencies become more responsible and publicly accountable for reducing the burden of Federal paperwork on the public, and for other purposes.

Be it enacted by the Senate and House of Representatives of the United States of America in Congress assembled,

SECTION 1. SHORT TITLE.

This Act may be cited as the `Paperwork Reduction Act of 1995'.

SEC. 2. COORDINATION OF FEDERAL INFORMATION POLICY.

Chapter 35 of title 44, United States Code, is amended to read as follows:

`CHAPTER 35--COORDINATION OF FEDERAL INFORMATION POLICY

`Sec.

EXHIBIT

MORRIS, NICHOLS, ARSHT & TUNNELL

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

December 13, 2001

The Coca-Cola Company
P.O. Box Drawer 1734
Atlanta, GA 30301

Ladies and Gentlemen:

You have requested our opinion, as a matter of Delaware law, concerning the effect of a vote "against" a nominee for election as a director of The Coca-Cola Company, a Delaware corporation (the "Company"). Section 216 of the Delaware General Corporation Law (the "DGCL") provides that in the absence of any specification in a corporation's certificate of incorporation or bylaws, "[d]irectors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors." 8 Del. C. § 216(3). The Company's bylaws provide that directors "shall be elected by plurality votes cast in the election for" directors. Accordingly, the directors of the Company are elected by a plurality vote. In this respect, the Company is typical of Delaware corporations. North Fork Bancorporation, Inc. v. Toal, Del. Ch., C.A. No. 18147, slip op. at 10 n.12 (Nov. 8,

Ex H1 B 17

2000) ("North Fork"). ("Typically, directors of Delaware corporations are elected by a plurality of voting power present at a meeting in person or represented by proxy.").[1]

Where directors are elected by a plurality vote, those nominees for director who receive the greatest number of favorable votes are elected. Model Business Corporation Act, § 7.28, pp. 7-62 (1999) ("A 'plurality' means that the individuals with the largest number of votes are elected as directors up to the maximum number of directors to be chosen at the election.") As a consequence, a vote against a director, in and of itself, has no effect. To illustrate, if at an election of directors, five directors are to be elected and ten persons have been nominated to fill the five available directorships, the five nominees receiving the greatest number of favorable votes will be elected to the seats on the board of directors. Even if a greater number of votes were voted against the election of a particular nominee than were voted for his or her election, that nominee would nonetheless be elected so long as the votes for his or her election exceeded the number of votes cast in favor of five of the other ten nominees. Black's Law Dictionary further illustrates the point. There "plurality" is defined as "the excess of the votes cast for one candidate over those cast for any other." The writer then goes on to describe the difference between a plurality vote and majority vote:

> Where there are only two candidates, he who receives the greater number of the votes cast is said to have a *majority*; when there are more than two competitors for the same office, the person who receives the greatest number of votes has a *plurality*, but he has not a majority unless he receives a greater number of votes than those cast for all his competitors combined, or, in other words, more than one-half of the total number of votes cast.

---

1 North Fork dealt with the unusual situation where a corporation's bylaws required that directors be elected by a majority of the voting power present at a meeting. The question before the Court was whether proxy cards marked "withhold authority" represented "voting power present" at the meeting.

EXHIBIT

Black's Law Dictionary 1039 (5th ed. 1979).

The decision of the Delaware Court of Chancery in North Fork provides a useful description of the interplay between state law and the rules of the Securities and Exchange Commission, which also illustrates the effect of plurality voting. Noting that since 1979, SEC Rule 14a-4(b)(2) has required that proxy cards used for the election of directors provide a "means for security holders to withhold authority to vote for each nominee," the Court observed that when the SEC considered amendments to its rule in 1979, it first proposed the mandatory inclusion of an "against" voting option on proxy cards. However, after receiving public comments, the SEC found that:

> A number of legal commentators questioned the treatment of an "against" vote under state law, most arguing that it normally would have no effect in an election. They also expressed concern that shareholders might be misled into thinking that their against votes would have an effect when, as a matter of substantive law, such is not the case since such votes are treated simply as abstentions.[2]

"DEPRIVED"

As a result of this concern, according to the history related by the Court, the SEC dropped the requirement for the inclusion of a vote against option. However, it did include in the final rule the concept of permitting stockholders to withhold authority to vote for a nominee or nominees because it wanted to enable stockholders to express dissent by some means other than simply abstaining. Significantly, the Court went on to agree that the concern of commentators that led to the present language of Rule 14a-4(b)(2) was justified saying, "[b]ecause most corporate votes typically require a plurality (and not a majority as was required by [the

2 The Court cited Shareholder Communications, Shareholder Participation in the Corporate Electoral Process and Corporate Governance Generally, Exchange Act Release No. 34, 16356 [1979-1980 Transfer Binder] Fed. Sec. L. Rep. (CCH) p 82, 358, 1979 WL 17411 (S.E.C.) at *4 (Nov. 21, 1979).

EXHIBIT

defendant's] bylaws) the commentators' concern was well-founded." North Fork, supra, at 18 n.23. The Court observed that stockholders could be misled by the availability of the option to vote against, thinking this offered the possibility of defeating the slate. Hence, the Court concluded, "[r]ather than mandating the inclusion of an 'against' vote on proxy cards which could lead to further shareholder cynicism, the SEC compromised, offering shareholders the opportunity to express dissatisfaction by withholding authority to vote for all or specific nominees." Id.

For the reasons set forth above, it is our opinion that, as a matter of Delaware law, in an election of directors where directors are elected by a plurality vote, a vote against a nominee for election as a director has no effect in determining whether a nominee is elected as a director.

If we can be of any additional assistance in connection with this matter, please do not hesitate to call on us.

Very truly yours,

Morris, Nichols, Arsht & Tunnell